UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ChemoCentryx, Inc.

File No. 333-177332 - CF#27449

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ChemoCentryx, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 14, 2011, as amended.

Based on representations by ChemoCentryx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through October 20, 2014
Exhibit 10.13	through October 20, 2014
Exhibit 10.14	through October 20, 2014
Exhibit 10.15	through October 20, 2014
Exhibit 10.16	through October 20, 2014
Exhibit 10.17	through October 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director